METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.             Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.             Date of Material Change

November 21, 2005

Item 3.             Press Release

The press release attached as Attachment "A" was released on CCN Matthews in Canada and on Business Wire in the United States on November 21, 2005 pursuant to section 75(1) of the Act.

Item 4.             Summary of Material Change

Metallica Resources Inc. reports that Falconbridge Chile Limitada has commenced a 24,000 meter drilling program on the El Morro project located in north-central Chile. The objective of the program will be to further define the outer limits of the La Fortuna resource and elevate the resource classification from the current Indicated and Inferred categories to Measured and Indicated status. The program will involve approximately 60 diamond drill core holes ranging in depth from 200 to 750 meters. When completed, in the second or third quarter of 2006, the program will have defined the periphery of the deposit on approximate 100 meter centers and the central porphyry stock and supergene zone on approximately 50 meter centers. Falconbridge will bear the cost of the program as part of its commitment to complete a feasibility study on the project by September 2007.

Item 5.             Full Description of Material Change

The material change is described in the press release attached as Attachment "A".

Item 6.             Reliance on Section 75(3) of the Act

not applicable

Item 7.             Omitted Information

not applicable

Item 8.             Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.             Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of November 21, 2005.

" Richard J. Hall" Richard J. Hall President & Chief Executive Officer

PRESS RELEASE

ATTACHMENT "A"	Press Release No. 05-16

METALLICA RESOURCES UPDATES EXPLORATION ACTIVITIES
ON THE EL MORRO PROJECT, CHILE

Toronto, Ontario - November 21, 2005 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that Falconbridge Chile Limitada has commenced a 24,000 meter drilling program on the El Morro project located in north-central Chile. Falconbridge, 70% owner and operator of the project, stated that the drill program includes three core drills and will focus on the La Fortuna copper-gold resource area of the El Morro project. The objective of the program will be to further define the outer limits of the La Fortuna resource and elevate the resource classification from the current Indicated and Inferred categories to Measured and Indicated status. The program will involve approximately 60 diamond drill core holes ranging in depth from 200 to 750 meters. When completed, in the second or third quarter of 2006, the program will have defined the periphery of the deposit on approximate 100 meter centers and the central porphyry stock and supergene zone on approximately 50 meter centers. Falconbridge will bear the cost of the program as part of its commitment to complete a feasibility study on the project by September 2007.

Resource Estimate

In September 2005, Metallica Resources reported an updated resource estimate for the La Fortuna deposit. The estimate was calculated independently by Norwest Corporation in collaboration with Metallica Resources. It incorporated the results of 23 core holes totaling 9,932 meters completed by Falconbridge during the 2004-2005 field season. Highlights of the 2005 resource estimate are as follows:

  The 2004-2005 drilling program improved the level of confidence for a significant portion of the La Fortuna mineral resource estimate, resulting in approximately 40% of the resource now being classified as Indicated with the remainder classified as Inferred, at a 0.40% copper cut-off grade.

  The supergene zone includes a higher grade core estimated to contain approximately 40 million tonnes averaging 1.20% copper and 0.44 g/t gold, or one billion pounds of copper and 565,000 ounces of gold at a 0.40% copper cut-off. This part of the resource centers on the main La Fortuna porphyry stock and corresponds to the shallowest part of the deposit, coming to within 15 meters of the surface.

The 2005 updated resource estimate is summarized as follows:

La Fortuna 2005 Resource
(copper cut-off basis)
Copper	Resource	Tonnes	Copper	Gold	Copper	Gold
cut-off grade	Classification	(000's)	Grade (%)	Grade (g/t)	Pounds (000's)	Ounces (000's)
0.3%	Indicated	203,000	0.69	0.59	3,088,000	3,900
	Inferred	450,000	0.50	0.39	4,960,000	5,600
0.4%	Indicated	185,000	0.72	0.62	2,937,000	3,700
	Inferred	295,000	0.58	0.44	3,772,000	4,200
0.5%	Indicated	150,000	0.78	0.65	2,579,000	3,100
	Inferred	172,000	0.68	0.49	2,579,000	2,700

Based on a copper-equivalent cut-off grade using metals prices of $1.00/lb copper and $400/oz gold, the estimated resource is as follows:

La Fortuna 2005 Resource
(copper equivalent cut-off basis)
Copper	Resource	Tonnes	Copper	Gold	Copper	Gold
Equivalent	Classification	(000's)	Grade (%)	Grade (g/t)	Pounds (000's)	Ounces (000's)
cut-off grade
0.3%	Indicated	214,000	0.66	0.58	3,114,000	3,990
	Inferred	688,000	0.41	0.35	6,219,000	7,740
0.4%	Indicated	209,000	0.67	0.59	3,087,000	3,960
	Inferred	538,000	0.46	0.39	5,456,000	6,750
0.5%	Indicated	200,000	0.69	0.61	3,042,000	3,920
	Inferred	394,000	0.52	0.44	4,517,000	5,570

At the 0.4% copper-equivalent cut-off, Metallica's 30 percent interest in the La Fortuna resource equates to 0.93 billion pounds of copper and 1.2 million ounces of gold in the indicated category, and 1.6 billion pounds of copper and 2.0 million ounces of gold in the inferred category.

The 2005 resource estimate for the La Fortuna deposit is classified as an Indicated and Inferred Mineral Resource in accordance with CIM Definitions on Mineral Resources and Mineral Reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The geologic model for the estimate has been developed by qualified Metallica and Norwest professionals. The Qualified Persons, as defined by Canadian NI 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Drill core samples from the 2004-2005 drilling program were assayed by ACME Analytical Laboratories S.A., an independent laboratory located in Santiago, Chile. Drill core samples from previous years were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. All drill core samples have been subject to Falconbridge's Six Sigma Drill Core Sampling and Analysis Protocols for quality assurance and quality control, which include the use of internal blanks and Gannet certified standards. The analytical methods used are geochemical analysis for copper and fire assay with atomic absorption finish for gold.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At the end of the third quarter of 2005 it had approximately 83.2 million shares outstanding, US$46 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the company's website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.